UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AdTheorent Holding Company, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00739D 109
(CUSIP Number)

Theodore Koenig
Chief Executive Officer
311 South Wacker Drive, Suite 6400
Chicago, Illinois 60606
(312) 258-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2021**
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**
This Amendment No. 1 to Schedule 13D restates in its entirety the original Schedule 13D, filed by the Reporting Persons on January 24, 2022, and is being filed solely to add the Private Placement Warrants (as defined herein) to certain Reporting Persons’ reported beneficial ownerships and to add Monroe Capital Management Advisers LLC as a Reporting Person, each out of abundance of caution.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00739D 109	SCHEDULE 13D	Page 2 of 27 Pages
1	NAMES OF REPORTING PERSONS
Theodore Koenig

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,030,341(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,030,341(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,030,341(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 5,432,237 shares of Common Stock underlying the Private Placement Warrants (as defined herein) held directly by MCAP Acquisition, LLC.
(2) Based on 87,623,588 shares of Common Stock outstanding as of February 27, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on March 2, 2023, plus 5,432,237 shares of Common Stock issuable upon exercise of Private Placement Warrants held directly by MCAP Acquisition, LLC, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 3 of 27 Pages
1	NAMES OF REPORTING PERSONS
MCAP Acquisition, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,305,487(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,305,487(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,305,487(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 5,432,237 shares of Common Stock underlying the Private Placement Warrants held directly by the Reporting Person.
(2) Based on 87,623,588 shares of Common Stock outstanding as of February 27, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on March 2, 2023, plus 5,432,237 shares of Common Stock issuable upon exercise of Private Placement Warrants held directly by the Reporting Person, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 4 of 27 Pages
1	NAMES OF REPORTING PERSONS
Monroe Capital Private Credit Master Fund IV SCSp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
601,331

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
601,331

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
601,331

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on 87,623,588 shares of Common Stock outstanding as of February 27, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on March 2, 2023.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 5 of 27 Pages
1	NAMES OF REPORTING PERSONS
Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,445

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,445

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on 87,623,588 shares of Common Stock outstanding as of February 27, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on March 2, 2023.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 6 of 27 Pages
1	NAMES OF REPORTING PERSONS
Monroe Private Credit Fund A LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,156,499

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,156,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,156,499

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on 87,623,588 shares of Common Stock outstanding as of February 27, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on March 2, 2023.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 7 of 27 Pages
1	NAMES OF REPORTING PERSONS
Monroe Capital Private Credit Fund 559 LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,445

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,445

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on 87,623,588 shares of Common Stock outstanding as of February 27, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on March 2, 2023.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 8 of 27 Pages
1	NAMES OF REPORTING PERSONS
Monroe Capital Opportunistic Private Credit Master Fund SCSp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,445

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,445

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on 87,623,588 shares of Common Stock outstanding as of February 27, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on March 2, 2023.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 9 of 27 Pages
1	NAMES OF REPORTING PERSONS
Monroe Capital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
177,362

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
177,362

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
177,362

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on 87,623,588 shares of Common Stock outstanding as of February 27, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on March 2, 2023.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 10 of 27 Pages
1	NAMES OF REPORTING PERSONS
Monroe Capital Partners Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
248,307

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
248,307

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
248,307

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on 87,623,588 shares of Common Stock outstanding as of February 27, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on March 2, 2023.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 11 of 27 Pages
1	NAMES OF REPORTING PERSONS
Monroe Capital Private Credit Fund I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
601,163

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
601,163

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
601,163

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on 87,623,588 shares of Common Stock outstanding as of February 27, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on March 2, 2023.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 12 of 27 Pages
1	NAMES OF REPORTING PERSONS
Monroe Capital Private Credit Fund II (Unleveraged) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
65,301

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,301

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,301

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on 87,623,588 shares of Common Stock outstanding as of February 27, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on March 2, 2023.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 13 of 27 Pages
1	NAMES OF REPORTING PERSONS
Monroe Capital Private Credit Fund II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
198,610

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
198,610

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,610

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on 87,623,588 shares of Common Stock outstanding as of February 27, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on March 2, 2023.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 14 of 27 Pages
1	NAMES OF REPORTING PERSONS
Monroe Capital Private Credit Fund II-O (Unleveraged Offshore) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
74,946

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
74,946

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,946

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on 87,623,588 shares of Common Stock outstanding as of February 27, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on March 2, 2023.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 15 of 27 Pages
1	NAMES OF REPORTING PERSONS
Monroe Capital Management Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,604,672(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,604,672(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,604,672(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 5,432,237 shares of Common Stock underlying the Private Placement Warrants held directly by MCAP Acquisition, LLC.
(2) Based on 87,623,588 shares of Common Stock outstanding as of February 27, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on March 2, 2023, plus 5,432,237 shares of Common Stock issuable upon exercise of Private Placement Warrants held directly by MCAP Acquisition, LLC, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 16 of 27 Pages
Explanatory Note: This Amendment No. 1 to Schedule 13D restates in its entirety the original Schedule 13D, filed by the Reporting Persons on January 24, 2022, and is being filed solely to add the Private Placement Warrants (as defined herein) to certain Reporting Persons’ reported beneficial ownerships and to add Monroe Capital Management Advisers LLC as a Reporting Person, each out of abundance of caution.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of AdTheorent Holding Company, Inc., a Delaware corporation (the “Issuer”), formerly known as “MCAP Acquisition Corporation.” The address of the principal executive offices of the Issuer is 330 Hudson Street, 13th Floor, New York, New York 10013.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a) This Statement is filed by the following persons (each a “Reporting Person” and collectively the “Reporting Persons”).

i.	Theodore Koenig;
ii.	MCAP Acquisition, LLC (the “Sponsor”);
iii.	Monroe Capital Private Credit Master Fund IV SCSp;
iv.	Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp;
v.	Monroe Private Credit Fund A LP;
vi.	Monroe Capital Private Credit Fund 559 LP;
vii.	Monroe Capital Opportunistic Private Credit Master Fund SCSp;
viii.	Monroe Capital Corporation;
ix.	Monroe Capital Partners Fund LP;
x.	Monroe Capital Private Credit Fund I LP;
xi.	Monroe Capital Private Credit Fund II (Unleveraged) LP;
xii.	Monroe Capital Private Credit Fund II LP;
xiii.	Monroe Capital Private Credit Fund II-O (Unleveraged Offshore) LP; and
xiv.	Monroe Capital Management Advisors, LLC.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D. This Schedule 13D is filed jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934.

(b) The address of each Reporting Person is 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

(c) Theodore Koenig is the Chief Executive Officer of each of Monroe Capital, LLC (“Monroe”) and Monroe Capital Management Advisors, LLC. The Sponsor was formed and registered for the object and purpose of acting as the sponsor of MCAP Acquisition Corporation. Monroe Capital Private Credit Master Fund IV SCSp is a privately held special limited partnership. Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp is a privately held special limited partnership. Monroe Private Credit Fund A LP is a privately held limited partnership. Monroe Capital Private Credit Fund 559 LP is a privately held limited partnership. Monroe Capital Opportunistic Private Credit Master Fund SCSp is a privately held special limited partnership. Monroe Capital Corporation is a publicly-traded business development company that principally invests in senior, unitranche and junior secured debt and, to a lesser extent, unsecured debt and equity investments in middle-market companies. Monroe Capital Partners Fund LP is a privately held limited partnership. Monroe Capital Private Credit Fund I LP is a privately held limited partnership. Monroe Capital Private Credit Fund II (Unleveraged) LP is a privately held limited partnership. Monroe Capital Private Credit Fund II LP is a privately held limited partnership. Monroe Capital Private Credit Fund II-O (Unleveraged Offshore) LP is a privately held limited partnership. Each of Monroe Capital Private Credit Master Fund IV SCSp, Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp, Monroe Private Credit Fund A LP, Monroe Capital Private Credit Fund 559 LP, Monroe Capital Opportunistic Private Credit Master Fund SCSp, Monroe Capital Partners Fund LP, Monroe Capital Private Credit Fund I LP, Monroe Capital Private Credit Fund II (Unleveraged) LP, Monroe Capital Private Credit Fund II LP, and Monroe Capital Private Credit Fund II-O (Unleveraged Offshore) LP is a fund managed by Monroe and/or its affiliates (collectively, the “Funds”). Monroe Capital Management Advisors, LLC is a privately held limited liability company that serves as manager of the Sponsor and investment adviser to the Funds except Monroe Capital Partners Fund LP. Monroe Capital Partners Fund LP’s investment adviser is Monroe Capital Partners Fund Advisors, Inc.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 17 of 27 Pages
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The individual Reporting Person is a citizen of the United States.

Item 3.	Source or Amount of Funds or Other Consideration.

On December 21, 2020, the Sponsor purchased from MCAP Acquisition Corporation (“MCAP”), 7,187,500 shares of Class B common stock (the “Founder Shares”) for an aggregate purchase price of $25,000. On February 25, 2021, MCAP effectuated a 0.1 for 1 dividend of its Class B common stock, resulting in the Sponsor holding an aggregate of 7,906,250 Founder Shares.

On March 2, 2021, the Sponsor purchased from MCAP an aggregate of 5,983,333 warrants at a price of $1.50 per warrant (the “Private Placement Warrants”) for an aggregate purchase price of $8,974,999.5. Each Private Placement Warrant entitles the holder to purchase one share of Common Stock at a price of $11.50 per share. The terms of the Private Placement Warrants provided that the Private Placement Warrants would become exercisable on the latter of (i) thirty (30) days after the completion of MCAP’s initial business combination and (ii) twelve (12) months after the March 2, 2021 closing of MCAP’s initial public offering (“IPO”).  As such, the Private Placement Warrants were not exercisable as of the date of event which required filing of this Statement (December 22, 2021).

Concurrently with the July 27, 2021 execution of the Business Combination Agreement (as defined below), MCAP entered into subscription agreements with Monroe Capital Private Credit Master Fund IV SCSp, Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp, Monroe Private Credit Fund A LP, Monroe Capital Private Credit Fund 559 LP, and Monroe Capital Opportunistic Private Credit Master Fund SCSp (the “Subscription Agreements”), pursuant to, and on the terms and subject to the conditions of which, Monroe Capital Private Credit Master Fund IV SCSp subscribed for 150,000 PIPE Shares of MCAP’s Class A Common Stock for $10.00 per share, Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp subscribed for 50,000 PIPE Shares of MCAP’s Class A Common Stock for $10.00 per share, Monroe Private Credit Fund A LP subscribed for 200,000 PIPE Shares of MCAP’s Class A Common Stock for $10.00 per share, Monroe Capital Private Credit Fund 559 LP subscribed for 50,000 PIPE Shares of MCAP’s Class A Common Stock for $10.00 per share, and Monroe Capital Opportunistic Private Credit Master Fund SCSp subscribed for 50,000 PIPE Shares of MCAP’s Class A Common Stock for $10.00 per share.

The description of the July 27, 2021 Subscription Agreements does not purport to be complete and is qualified in its entirety by the full text of such agreements, the form of which are included as exhibits hereto and incorporated herein by reference.

On December 10, 2021, Monroe Capital Private Credit Master Fund IV SCSp purchased 75,000 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp purchased 25,000 shares of MCAP’s Class A Common Stock, Monroe Private Credit Fund A LP purchased 100,000 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Fund 559 LP purchased 25,000 shares of MCAP’s Class A Common Stock, and Monroe Capital Opportunistic Private Credit Master Fund SCSp purchased 25,000 shares of MCAP’s Class A Common Stock in the open market at a price of $9.97 per share.

On December 13, 2021, Monroe Capital Private Credit Master Fund IV SCSp purchased 75,000 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp purchased 25,000 shares of MCAP’s Class A Common Stock, Monroe Private Credit Fund A LP purchased 100,000 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Fund 559 LP purchased 25,000 shares of MCAP’s Class A Common Stock, and Monroe Capital Opportunistic Private Credit Master Fund SCSp purchased 25,000 shares of MCAP’s Class A Common Stock in the open market at a weighted average price of $9.9802 per share.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 18 of 27 Pages
On December 14, 2021, Monroe Capital Private Credit Master Fund IV SCSp purchased 90,000 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp purchased 30,000 shares of MCAP’s Class A Common Stock, Monroe Private Credit Fund A LP purchased 120,000 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Fund 559 LP purchased 30,000 shares of MCAP’s Class A Common Stock, and Monroe Capital Opportunistic Private Credit Master Fund SCSp purchased 30,000 shares of MCAP’s Class A Common Stock in the open market at a price of $9.99 per share.

On December 15, 2021, Monroe Capital Private Credit Master Fund IV SCSp purchased 165,000 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp purchased 55,000 shares of MCAP’s Class A Common Stock, Monroe Private Credit Fund A LP purchased 220,000 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Fund 559 LP purchased 55,000 shares of MCAP’s Class A Common Stock, and Monroe Capital Opportunistic Private Credit Master Fund SCSp purchased 55,000 shares of MCAP’s Class A Common Stock in the open market at a weighted average price of $9.9739 per share.

On December 16, 2021, Monroe Capital Private Credit Master Fund IV SCSp purchased 22,500 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp purchased 7,500 shares of MCAP’s Class A Common Stock, Monroe Private Credit Fund A LP purchased 30,000 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Fund 559 LP purchased 7,500 shares of MCAP’s Class A Common Stock, and Monroe Capital Opportunistic Private Credit Master Fund SCSp purchased 7,500 shares of MCAP’s Class A Common Stock in the open market at a weighted average price of $9.9086 per share.

On December 17, 2021, Monroe Capital Private Credit Master Fund IV SCSp purchased 11,671 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp purchased 3,891 shares of MCAP’s Class A Common Stock, Monroe Private Credit Fund A LP purchased 15,561 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Fund 559 LP purchased 3,891 shares of MCAP’s Class A Common Stock, and Monroe Capital Opportunistic Private Credit Master Fund SCSp purchased 3,891 shares of MCAP’s Class A Common Stock in the open market at a price of $9.9663 per share.

On December 20, 2021, Monroe Capital Private Credit Master Fund IV SCSp purchased 7,360 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp purchased 2,454 shares of MCAP’s Class A Common Stock, Monroe Private Credit Fund A LP purchased 9,814 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Fund 559 LP purchased 2,454 shares of MCAP’s Class A Common Stock, and Monroe Capital Opportunistic Private Credit Master Fund SCSp purchased 2,454 shares of MCAP’s Class A Common Stock in the open market at a weighted average price of $9.7403 per share.

On December 21, 2021, Monroe Capital Private Credit Master Fund IV SCSp purchased 2,400 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp purchased 800 shares of MCAP’s Class A Common Stock, Monroe Private Credit Fund A LP purchased 3,200 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Fund 559 LP purchased 800 shares of MCAP’s Class A Common Stock, and Monroe Capital Opportunistic Private Credit Master Fund SCSp purchased 800 shares of MCAP’s Class A Common Stock in the open market at a weighted average price of $9.9703 per share.

On December 22, 2021, Monroe Capital Private Credit Master Fund IV SCSp purchased 2,400 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp purchased 800 shares of MCAP’s Class A Common Stock, Monroe Private Credit Fund A LP purchased 3,200 shares of MCAP’s Class A Common Stock, Monroe Capital Private Credit Fund 559 LP purchased 800 shares of MCAP’s Class A Common Stock, and Monroe Capital Opportunistic Private Credit Master Fund SCSp purchased 800 shares of MCAP’s Class A Common Stock in the open market at a weighted average price of $9.6743 per share.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Business Combination Agreement, upon consummation of the Business Combination (as defined below), the Class A Common Stock and Founder Shares, were converted into shares of Common Stock of the Issuer.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 19 of 27 Pages
Item 4.	Purpose of Transaction.

Business Combination

On December 22, 2021 (the “Closing Date”), the previously announced business combination was consummated pursuant to that certain Business Combination Agreement, dated as of July 27, 2021 (as amended, the “Business Combination Agreement”), by and among MCAP, now known as the Issuer, GRNT Merger Sub 1 LLC, a Delaware limited liability company (“Merger Sub 1”), GRNT Merger Sub 2 LLC, a Delaware limited liability company (“Merger Sub 2”), GRNT Merger Sub 3 LLC, a Delaware limited liability company (“Merger Sub 3”), GRNT Merger Sub 4 LLC, a Delaware limited liability company (“Merger Sub 4” and, together with Merger Sub 1, Merger Sub 2 and Merger Sub 3, the “Merger Sub Entities”), H.I.G. Growth – AdTheorent Intermediate, LLC, a Delaware limited liability company (the “Blocker”), H.I.G. Growth – AdTheorent, LLC, a Delaware limited liability company (“H.I.G. AdTheorent”), and AdTheorent Holding Company, LLC, a Delaware limited liability company (“Legacy AdTheorent”). Pursuant to the Business Combination Agreement, Legacy AdTheorent, the Blocker and the Merger Sub Entities engaged in a series of four mergers, which resulted in Legacy AdTheorent becoming a wholly owned subsidiary of MCAP (the “Business Combination”). Upon the consummation of the Business Combination, the registrant changed its name from “MCAP Acquisition Corporation” to “AdTheorent Holding Company, Inc.”

As a result of the Business Combination, Monroe Private Credit Fund A LP received 354,724 shares of Common Stock of the Issuer, Monroe Capital Corporation received 177,362 shares of Common Stock of the Issuer, Monroe Capital Partners Fund LP received 248,307 shares of Common Stock of the Issuer, Monroe Capital Private Credit Fund I LP received 601,163 shares of Common Stock of the Issuer, Monroe Capital Private Credit Fund II (Unleveraged) LP received 65,301 shares of Common Stock of the Issuer, Monroe Capital Private Credit Fund II LP received 198,610 shares of Common Stock of the Issuer, Monroe Capital Private Credit Fund II-O (Unleveraged Offshore) LP received 74,946 shares of Common Stock of the Issuer.

Also on December 22, 2021, pursuant to the Business Combination Agreement, the Sponsor forfeited 551,096 Private Placement Warrants.  The remaining 5,432,237 Private Placement Warrants became exercisable on March 2, 2022 (the date that was twelve (12) months from the date of the closing of MCAP’s IPO).

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Statement and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

On the Closing Date, in connection with the consummation of the Business Combination, MCAP entered into that certain Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with certain MCAP stockholders, including the Sponsor (such stockholders, the “ RRA Holders”), pursuant to which, among other things, the RRA Holders are entitled to certain registration rights in respect of the registrable securities under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Statement and is incorporated herein by reference.

Lock-Up Agreement

On the Closing Date, in connection with the consummation of the Business Combination, MCAP, certain MCAP stockholders, including the Sponsor (such stockholders and members, the “Lock-Up Holders”) entered into a Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which, among other things, and subject to certain exceptions, Common Stock of the Issuer held by the Lock-Up Holders will be locked-up for a period of six (6) months from the Closing Date in accordance with the terms set forth therein.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of such agreement, which is attached as an exhibit to this Statement and is incorporated herein by reference.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 20 of 27 Pages
All of the shares of Common Stock that are held of record by the Sponsor, Monroe Capital Corporation and the Funds that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, are held for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”) and through certain rights pursuant to the Registration Rights Agreement and Stockholders Agreement (as defined below). The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law and the Stockholders Agreement, Registration Rights Agreement and Lock-Up Agreement. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

The percentages of beneficial ownership reported herein are based on 87,623,588 shares of Common Stock outstanding as of February 27, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the Commission on March 2, 2023, plus, for each of Theodore Koenig, MCAP Acquisition, LLC and Monroe Capital Management Advisors, LLC, the 5,432,237 shares of Common Stock issuable upon exercise of Private Placement Warrants held directly by MCAP Acquisition, LLC, which amount has been added to the shares of Common Stock outstanding for computing such Reporting Persons’ beneficial ownership percentages in accordance with Rule 13d-3(d)(i)(1) under the Act.  As of the date of event which required filing of this Statement, or December 22, 2021, there were 85,743,994 shares of Common Stock outstanding, as reported in the Current Report on Form 8-K filed by the Issuer with the Commission on December 29, 2021.  As such, we have provided the beneficial ownership percentage for each Reporting Person both as the date hereof and as of December 22, 2021 in this response to Item 5 below.

Theodore Koenig

(a) – (b)

•	Amount beneficially owned: 17,030,341 (includes 5,432,237 shares of Common Stock underlying the Private Placement Warrants held directly by MCAP Acquisition, LLC)

•	Percent of Class: 18.3% (as of the date hereof)
18.7% (as of December 22, 2021)

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 17,030,341

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 17,030,341

Theodore Koenig is the Chief Executive Officer of each of Monroe and Monroe Capital Management Advisors, LLC. Theodore Koenig may be deemed to share voting and investment power with regard to the shares held directly by the Sponsor, Monroe, the Funds and Monroe Capital Management Advisors, LLC as Chief Executive Officer of each of Monroe and Monroe Capital Management Advisors, LLC, but disclaims beneficial ownership in the shares held by the Sponsor, Monroe, the Funds and Monroe Capital Management Advisors, LLC, except to the extent of any pecuniary interest in such securities.

CUSIP No. 00739D 109	SCHEDULE 13D	Page 21 of 27 Pages
MCAP Acquisition, LLC

(a) – (b)

•	Amount beneficially owned: 13,305,487 (includes 5,432,237 shares of Common Stock underlying the Private Placement Warrants held directly by MCAP Acquisition, LLC)

•	Percent of Class: 14.3% (as of the date hereof)
14.6% (as of December 22, 2021)

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 13,305,487

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 13,305,487

Monroe Capital Private Credit Master Fund IV SCSp

(a) – (b)

•	Amount beneficially owned: 601,331

•	Percent of Class: 0.7% (as of each of the date hereof and December 22, 2021)

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 601,331

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 601,331

Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp

(a) – (b)

•	Amount beneficially owned: 200,445

•	Percent of Class: 0.2% (as of each of the date hereof and December 22, 2021)

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 200,445

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 200,445

Monroe Private Credit Fund A LP

(a) – (b)

CUSIP No. 00739D 109	SCHEDULE 13D	Page 22 of 27 Pages
•	Amount beneficially owned: 1,156,499

•	Percent of Class: 1.3% (as of each of the date hereof and December 22, 2021)

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 1,156,499

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 1,156,499

Monroe Capital Private Credit Fund 559 LP

(a) – (b)

•	Amount beneficially owned: 200,445

•	Percent of Class: 0.2% (as of each of the date hereof and December 22, 2021)

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 200,445

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 200,445

Monroe Capital Opportunistic Private Credit Master Fund SCSp

(a) – (b)

•	Amount beneficially owned: 200,445

•	Percent of Class: 0.2% (as of each of the date hereof and December 22, 2021)

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 200,445

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 200,445

Monroe Capital Corporation

(a) – (b)

•	Amount beneficially owned: 177,362

•	Percent of Class: 0.2% (as of each of the date hereof and December 22, 2021)

•	Number of shares the Reporting Person has:

CUSIP No. 00739D 109	SCHEDULE 13D	Page 23 of 27 Pages
•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 177,362

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 177,362

Monroe Capital Partners Fund LP

(a) – (b)

•	Amount beneficially owned: 248,307

•	Percent of Class: 0.3% (as of each of the date hereof and December 22, 2021)

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 248,307

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 248,307

Monroe Capital Private Credit Fund I LP

(a) – (b)

•	Amount beneficially owned: 601,163

•	Percent of Class: 0.7% (as of each of the date hereof and December 22, 2021)

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 601,163

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 601,163

Monroe Capital Private Credit Fund II (Unleveraged) LP

(a) – (b)

•	Amount beneficially owned: 65,301

•	Percent of Class: 0.1% (as of each of the date hereof and December 22, 2021)

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 65,301

•	Sole power to dispose or direct the disposition of: 0

CUSIP No. 00739D 109	SCHEDULE 13D	Page 24 of 27 Pages
•	Shared power to dispose or direct the disposition of: 65,301

Monroe Capital Private Credit Fund II LP

(a) – (b)

•	Amount beneficially owned: 198,610

•	Percent of Class: 0.2% (as of each of the date hereof and December 22, 2021)

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 198,610

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 198,610

Monroe Capital Private Credit Fund II-O (Unleveraged Offshore) LP

(a) – (b)

•	Amount beneficially owned: 74,946

•	Percent of Class: 0.1% (as of each of the date hereof and December 22, 2021)

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 74,946

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 74,946

Monroe Capital Management Advisors, LLC

(a) – (b)

•	Amount beneficially owned: 16,604,672 (includes 5,432,237 shares of Common Stock underlying the Private Placement Warrants held directly by MCAP Acquisition, LLC)

•	Percent of Class: 17.8% (as of the date hereof)
18.2% (as of December 22, 2021)

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 16,604,672

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 16,604,672

CUSIP No. 00739D 109	SCHEDULE 13D	Page 25 of 27 Pages
(c) The disclosures in Item 3 and Item 4 of this Schedule 13D are incorporated by reference into this Item 5(c).  Except as set forth in this Statement, no transactions in the Common Stock have been effected by the Reporting Persons within the past 60 days or in the 60 days prior to the date of event which required filing of this Statement.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On the Closing Date, the Issuer entered into a stockholders agreement (the “Stockholders Agreement”) with H.I.G. AdTheorent, MCAP Acquisition, LLC, and certain other parties (collectively, the “Stockholder Parties”). Pursuant to the terms of the Stockholders Agreement, the Stockholder Parties will have the right to designate nominees for election to the Company’s board of directors following the Closing. The number of nominees that the Stockholder Parties will be entitled to nominate pursuant to the Stockholders Agreement is dependent on the Stockholder Parties’ beneficial ownership of Company Shares (as defined in the Stockholders Agreement).

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Statement and is incorporated herein by reference.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Act is attached as an exhibit to this Statement and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

1.	Joint Filing Agreement, dated March 13, 2023, by and among the Reporting Persons.

2.
Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by MCAP Acquisition Corporation, now known as AdTheorent Holding Company, Inc., on July 27, 2021).

3.
Business Combination Agreement, dated July 27, 2021, by and among MCAP Acquisition Corporation, GRNT Merger Sub 1 LLC, GRNT Merger Sub 2 LLC, GRNT Merger Sub 3 LLC, GRNT Merger Sub 4 LLC, H.I.G. Growth – AdTheorent Intermediate, LLC, H.I.G. Growth – AdTheorent, LLC, and AdTheorent Holding Company, LLC (incorporated by reference to Annex A to the definitive proxy statement/prospectus filed by MCAP Acquisition Corporation on December 3, 2021).

4.
Amended and Restated Registration Rights Agreement, dated as of December 22, 2021, by and among AdTheorent Holding Company, Inc., MCAP Acquisition, LLC, H.I.G. Growth – AdTheorent, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AdTheorent Holding Company, Inc. on December 29, 2021).

5.
Form of Lock-Up Agreement (incorporated by reference to Annex I to the definitive proxy statement/prospectus filed by MCAP Acquisition Corporation, now known as AdTheorent Holding Company, Inc., on December 3, 2021).

6.
Stockholders Agreement, dated as of December 22, 2021, by and among AdTheorent Holding Company, Inc., H.I.G. Growth - AdTheorent, LLC, MCAP Acquisition, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by AdTheorent Holding Company, Inc. on December 29, 2021).

CUSIP No. 00739D 109	SCHEDULE 13D	Page 26 of 27 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2023

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig

MCAP Acquisition, LLC

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig
Title:	Chief Executive Officer

Monroe Capital Private Credit Master Fund IV SCSp

By:	Monroe Capital Management Advisors, LLC, its manager

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig
Title:	Authorized Signatory

Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp

By:	Monroe Capital Management Advisors, LLC, its manager

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig
Title:	Authorized Signatory

Monroe Private Credit Fund A LP

By:	Monroe Capital Management Advisors, LLC, its manager

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig
Title:	Authorized Signatory

Monroe Capital Private Credit Fund 559 LP

By:	Monroe Capital Management Advisors, LLC, its manager

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig
Title:	Authorized Signatory

Monroe Capital Opportunistic Private Credit Master Fund SCSp

By:	Monroe Capital Management Advisors, LLC, its manager

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig
Title:	Authorized Signatory

CUSIP No. 00739D 109	SCHEDULE 13D	Page 27 of 27 Pages
Monroe Capital Corporation

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig
Title:	Chief Executive Officer

Monroe Capital Partners Fund LP

By:	Monroe Capital Partners Fund Advisors, Inc., its manager

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig
Title:	Authorized Signatory

Monroe Capital Private Credit Fund I LP

By:	Monroe Capital Management Advisors, LLC, its manager

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig
Title:	Authorized Signatory

Monroe Capital Private Credit Fund II (Unleveraged) LP

By:	Monroe Capital Management Advisors, LLC, its manager

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig
Title:	Authorized Signatory

Monroe Capital Private Credit Fund II LP

By:	Monroe Capital Management Advisors, LLC, its manager

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig
Title:	Authorized Signatory

Monroe Capital Private Credit Fund II-O (Unleveraged Offshore) LP

By:	Monroe Capital Management Advisors, LLC, its manager

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig
Title:	Authorized Signatory

Monroe Capital Management Advisors, LLC

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig
Title:	Chief Executive Officer